UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

China Liberal Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

As previously disclosed, on August 21, 2024, China Liberal Education Holdings Limited (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price of its ordinary shares was below US$1.00 per share for a period of 30 consecutive business days and that the Company did not comply with the minimum bid price requirement as set forth in the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Company was provided 180 calendar days, or until February 17, 2025 to regain compliance with the Minimum Bid Price Requirement. Nasdaq has determined that the closing bid price of the Company’s ordinary shares has been at US$1.00 per share or greater for 10 consecutive business days from December 24, 2024 to January 8, 2025. On January 10, 2025, Nasdaq notified the Company that it has regained compliance with the Minimum Bid Price Requirement and the matter is now closed.

On January 13, 2025, the Company issued a press release announcing that it has regained compliance with the Minimum Bid Price Requirement. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 13, 2025 announcing compliance with the Nasdaq Minimum Bid Price Requirement

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: January 13, 2025	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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